FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on September 20, 2016

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

September 20, 2016

Royal Dutch Shell plc (the “Company”) has been notified that following the payment of the interim dividend on September 19, 2016 in respect of the second quarter of 2016, the following Persons Discharging Managerial Responsibilities (“PDMRs”) acquired notional dividend shares under the Long-term Incentive Plan (“LTIP”), Deferred Bonus Plan (“DBP”) and Performance Share Plan (“PSP”), as applicable, as set out below. Details of the LTIP, DBP and PSP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F ended December 31, 2015 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of notional dividend shares acquired	Price per Share
Ben van Beurden	September 19, 2016	RDSA	15,973.35	EUR 21.44
Simon Henry	September 19, 2016	RDSB	8,674.30	GBP 19.22
John Abbott	September 19, 2016	RDSB	4,253.21	GBP 19.22
Harry Brekelmans	September 19, 2016	RDSA	3,650.09	EUR 21.44
Andrew Brown	September 19, 2016	RDSB	4,134.32	GBP 19.22
Ronan Cassidy	September 19, 2016	RDSB	1,567.49	GBP 19.22
Donny Ching	September 19, 2016	RDSA	2,953.45	EUR 21.44
Maarten Wetselaar	September 19, 2016	RDSA	2,190.62	EUR 21.44

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ben
Last Name(s)	van Beurden
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP
Currency	EUR
Price	21.44
Volume	15,973.35
Total	342,468.62
Aggregated information Volume Price Total	15,973.35 21.44 342,468.62
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Simon
Last Name(s)	Henry
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP
Currency	GBP
Price	19.22
Volume	8,674.30
Total	166,720.05
Aggregated information Volume Price Total	8,674.30 19.22 166,720.05
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	John
Last Name(s)	Abbott
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP
Currency	GBP
Price	19.22
Volume	4,253.21
Total	81,746.70
Aggregated information Volume Price Total	4,253.21 19.22 81,746.70
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP, PSP and DBP
Currency	EUR
Price	21.44
Volume	3,650.09
Total	78,257.93
Aggregated information Volume Price Total	3,650.09 21.44 78,257.93
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Brown
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP
Currency	GBP
Price	19.22
Volume	4,134.32
Total	79,461.63
Aggregated information Volume Price Total	4,134.32 19.22 79,461.63
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	B ordinary shares of €0.07 each
Identification Code	GB00B03MM408
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and PSP
Currency	GBP
Price	19.22
Volume	1,567.49
Total	30,127.16
Aggregated information Volume Price Total	1,567.49 19.22 30,127.16
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and DBP
Currency	EUR
Price	21.44
Volume	2,953.45
Total	63,321.97
Aggregated information Volume Price Total	2,953.45 21.44 63,321.97
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Maarten
Last Name(s)	Wetselaar
2. Reason for the notification
Position/status	Integrated Gas and New Energies Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	A ordinary shares of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Acquisition of notional dividend shares under the LTIP and PSP
Currency	EUR
Price	21.44
Volume	2,190.62
Total	46,966.89
Aggregated information Volume Price Total	2,190.62 21.44 46,966.89
Date of transaction	19/09/2016
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M Edwards
Name: M Edwards Title: Deputy Company Secretary

Date: September 21, 2016